UNITED STATE

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

THERAVANCE BIOPHARMA, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Ordinary Shares, $0.00001 par value

(Title of Class of Securities)

G8807B106

(CUSIP Number of Class of Securities (Underlying Ordinary Shares))

Renee D. Gala

Senior VP and Chief Financial Officer, Treasurer

Theravance Biopharma, Inc.

c/o Theravance Biopharma US, Inc.

901 Gateway Boulevard

South San Francisco, California 94080

(650) 808-6000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

David T. Young, Esq. Richard C. Blake, Esq. Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP 1200 Seaport Boulevard Redwood City, CA 94063 (650) 321-2400	Bradford J. Shafer, Esq. Senior VP and General Counsel Theravance Biopharma, Inc. c/o Theravance Biopharma US, Inc. 901 Gateway Boulevard South San Francisco, California 94080 (650) 808-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$13,783,792	$1,601.68

*                 Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,262,221 ordinary shares of Theravance Biopharma, Inc. having an aggregate value of $13,783,792 as of August 26, 2015 will be exchanged or cancelled pursuant to this offer. The aggregate value of such securities was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $116.20 for each $1,000,000 of the value of this transaction.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,601.68	Filing Party: Theravance Biopharma, Inc.
Form or Registration No.: Schedule TO	Date Filed: August 28, 2015

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            third-party tender offer subject to Rule 14d-1.

☒          issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 (“Amendment No. 1”) amends and supplements that certain Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the United States Securities and Exchange Commission (the “SEC”) on August 28, 2015 by Theravance Biopharma, Inc., a Cayman Islands exempted company (“Theravance Biopharma” or the “Company”).  The Schedule TO relates to an offer by Theravance Biopharma that gives eligible option holders of Theravance Biopharma and its subsidiaries the opportunity to exchange some or all of their outstanding options for restricted share units.

On September 11, 2015, the Company filed with the SEC a Current Report on Form 8-K announcing the entry into an agreement with Glaxo Group Limited (“GSK”) whereby GSK elected to purchase 44,574 ordinary shares of Theravance Biopharma for a per share price of $13.63, pursuant to GSK’s rights under Section 2.1(d)(ii) of the Governance Agreement between the Company and GSK dated March 3, 2015.  This Amendment No. 1 is filed to (i) incorporate by reference the arrangement between the Company and GSK regarding the acquisition of certain ordinary shares of the Company and (ii) make certain other changes, all as set forth in this Amendment No. 1.

Only those items amended are reported in this Amendment No. 1. Except as specifically provided in this Amendment No. 1, the information contained in the Schedule TO remains unchanged.

The information set forth in the Offer to Exchange (as amended, supplement and modified hereby) is hereby incorporated by reference in answer to Items 1 through 11 and Item 13 of the Schedule TO and is amended, supplemented and modified by the information specifically provided in this Amendment No. 1.  Items 1 through 11 and Item 13 of the Schedule TO, to the extent such Items incorporate by reference the information amended, supplemented and modified below, are also amended, supplemented and modified and the portions of the Offer to Exchange identified below hereby amended, supplemented and modified as follows:

Amendment to Offer to Exchange

The Company hereby amends the disclosure included in the Offer to Exchange as follows. The following amendments to the disclosures in the Offer to Exchange also apply to the other documents filed as exhibits to the Schedule TO, as amended, to the extent the original provisions of such other documents would conflict or be inconsistent with the Offer to Exchange, as amended.

1.              The first three sentences of the fourth paragraph of the Offer to Exchange on page (i) are amended and restated in their entirety as follows:

We will grant restricted share units on the same U.S. calendar day on which we cancel the exchanged options (the “restricted share unit grant date”). We expect the exchange offer expiration date, the date we cancel exchanged options, and the restricted share unit grant date to be September 25, 2015. If the expiration date is extended, the date we cancel exchanged options and the restricted share unit grant date similarly will be delayed.

2.              The first sentence of the second paragraph of the Offer to Exchange under the caption “Risks of Participating in the Offer” is amended and restated in its entirety as follows:

This Offer to Exchange and our SEC reports referred to above include “forward-looking statements.”

3.              The portion of the Offer to Exchange under the caption “The Offer” in the section titled “3.  Purposes of the offer” is amended to add the following paragraph immediately after the final bullet point in such section and becoming the fourth to last paragraph of such section:

Pursuant to the terms of the Governance Agreement and Letter Agreement (as described below), Glaxo Group Limited (“GSK”) has elected to purchase from Theravance Biopharma 44,574 ordinary shares for a per share price of $13.63.

4.              The portion of the Offer to Exchange under the caption “The Offer” in the section titled “11.  Interests of directors and executive officers; transactions and arrangements concerning the options” is amended to add the following immediately before the subheading “Registration Rights Agreement”:

Letter Agreement

Pursuant to the Letter Agreement by and between Glaxo Group Limited (“GSK”) and us, dated September 11, 2015 (the “Letter Agreement”), GSK has elected to purchase 44,574 of our ordinary shares for a per share price of $13.63, pursuant to GSK’s rights under Section 2.1(d)(ii) of the Governance Agreement.  We expect to consummate the sale of these shares to GSK within five (5) days after the expiration or early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 by executing an ordinary share purchase agreement, including the applicable schedule thereto.  The purchase agreement contains various representations and warranties, conditions to closing, covenants and other provisions that are customary for a share purchase transaction of this nature.

* * * * *

Item 12.              Exhibits.

(a)(1)(A)	Offer to Exchange Certain Outstanding Options for Restricted Share Units, dated August 28, 2015.*

(a)(1)(B)	Cover E-mails. *

(a)(1)(C)	Election Form. *

(a)(1)(D)	Withdrawal Form. *

(a)(1)(E)	Form of Confirmation E-mail. *

(a)(1)(F)	Form of Reminder E-mails. *

(a)(1)(G)	Screenshots from Offer Website. *

(a)(1)(H)	Employee Presentation. *

(a)(1)(I)	Intranet Communications and Newsletter Announcements. *

(b)	Not applicable.

(d)(1)

Theravance Biopharma, Inc. 2013 Equity Incentive Plan and forms of award agreement thereunder, incorporated herein by reference from Exhibit 99.1 from the Company’s Form S-8, as filed with the Securities and Exchange Commission on August 18, 2014.

(d)(2)

Theravance Biopharma, Inc. UK Addendum to the 2013 Equity Incentive Plan, incorporated herein by reference from Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 14, 2014.

(d)(3)	Forms of Non-Executive Officer Restricted Share Unit Agreement under the 2013 Equity Incentive Plan. *

(d)(4)

Theravance Biopharma, Inc. 2014 New Employee Equity Incentive Plan and form of option agreement thereunder, incorporated herein by reference from Exhibit 99.1 from the Company’s Form S-8, as filed with the Securities and Exchange Commission on November 14, 2014.

(d)(5)

Governance Agreement by and between Theravance Biopharma, Inc. and Glaxo Group Limited, dated March 3, 2014, incorporated herein by reference from Exhibit 10.26 to Amendment No. 4 to the Company’s Form 10, as filed with the Securities and Exchange Commission on April 8, 2014.

(d)(6)

Registration Rights Agreement by and between Theravance Biopharma, Inc. and Glaxo Group Limited, dated March 3, 2014, incorporated herein by reference from Exhibit 4.2 to Amendment No. 4 to the Company’s Form 10, as filed with the Securities and Exchange Commission on April 8, 2014.

*  Previously filed.

(d)(7)

Rights Agreement by and between Theravance Biopharma, Inc. and Computershare Inc., incorporated herein by reference from Exhibit 4.3 to the Company’s Registration Statement on Form S-3, as filed with the Securities and Exchange Commission on June 26, 2015.

(d)(8)

Letter Agreement by and between Theravance Biopharma, Inc. and Glaxo Group Limited, including the form of Ordinary Share Purchase Agreement (the “Purchase Agreement”) and schedule to the Purchase Agreement, are incorporated herein by reference from Exhibit 10.01 to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on September 11, 2015.

(g)	Not applicable.

(h)	Not applicable.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 amends and restates only the items and exhibits to the Schedule TO that are being amended and restated, and unaffected items and exhibits are not included herein. This Amendment No. 1 should be read in conjunction with the Schedule TO.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

THERAVANCE BIOPHARMA, INC.

Date: September 11, 2015	/s/ Bradford J. Shafer
Bradford J. Shafer
Senior VP and General Counsel

INDEX TO EXHIBIT

Exhibit Number	Description

(a)(1)(A)	Offer to Exchange Certain Outstanding Options for Restricted Share Units, dated August 28, 2015. *

(a)(1)(B)	Cover E-mails. *

(a)(1)(C)	Election Form. *

(a)(1)(D)	Withdrawal Form. *

(a)(1)(E)	Form of Confirmation E-mail. *

(a)(1)(F)	Form of Reminder E-mails. *

(a)(1)(G)	Screenshots from Offer Website. *

(a)(1)(H)	Employee Presentation. *

(a)(1)(I)	Intranet Communications and Newsletter Announcements. *

(b)	Not applicable.

(d)(1)

Theravance Biopharma, Inc. 2013 Equity Incentive Plan and forms of award agreement thereunder, incorporated herein by reference from Exhibit 99.1 from the Company’s Form S-8, as filed with the Securities and Exchange Commission on August 18, 2014.

(d)(2)

Theravance Biopharma, Inc. UK Addendum to the 2013 Equity Incentive Plan, incorporated herein by reference from Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 14, 2014.

(d)(3)	Forms of Non-Executive Officer Restricted Share Unit Agreement under the 2013 Equity Incentive Plan. *

(d)(4)

Theravance Biopharma, Inc. 2014 New Employee Equity Incentive Plan and form of option agreement thereunder, incorporated herein by reference from Exhibit 99.1 from the Company’s Form S-8, as filed with the Securities and Exchange Commission on November 14, 2014.

(d)(5)

Governance Agreement by and between Theravance Biopharma, Inc. and Glaxo Group Limited, dated March 3, 2014, incorporated herein by reference from Exhibit 10.26 to Amendment No. 4 to the Company’s Form 10, as filed with the Securities and Exchange Commission on April 8, 2014.

(d)(6)

Registration Rights Agreement by and between Theravance Biopharma, Inc. and Glaxo Group Limited, dated March 3, 2014, incorporated herein by reference from Exhibit 4.2 to Amendment No. 4 to the Company’s Form 10, as filed with the Securities and Exchange Commission on April 8, 2014.

(d)(7)

Rights Agreement by and between Theravance Biopharma, Inc. and Computershare Inc., incorporated herein by reference from Exhibit 4.3 to the Company’s Registration Statement on Form S-3, as filed with the Securities and Exchange Commission on June 26, 2015.

(d)(8)

Letter Agreement by and between Theravance Biopharma, Inc. and Glaxo Group Limited, including the form of Ordinary Share Purchase Agreement (the “Purchase Agreement”) and schedule to the Purchase Agreement, are incorporated herein by reference from Exhibit 10.01 to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on September 11, 2015.

(g)	Not applicable.

(h)	Not applicable.

*  Previously filed.